August 16, 2005
Zip+4 Code:  20549-0305

Via Fax & U.S. Mail
American Southwest Holdings, Inc.
Alan Doyle, President and Director
4225 N. Brown Ave.
Scottsdale, Arizona 85251

		Re:	American Southwest Holdings, Inc.
			Form 10-KSB for the Year Ended December 31, 2004
       			File 000-27947

Dear Mr. Doyle:

      Based upon an examination restricted solely to considerations of the Financial Statements, and Management`s Discussion and Analysis the staff has the following comments on the above-referenced documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB For the Fiscal Year Ended December 31, 2004

Item 5- Market for the Companies Common Equity and Related
Stockholder Matters, page 9

1. Trading prices listed on Yahoo-Finance may not be a reliable source of information. Unless sufficient supportable evidence exists regarding trading prices of your stock, this disclosure should be deleted. See item 201(a) of Regulation S-B.




Item 7- Financial Statements

Note 1- Significant Accounting Policies and Use of Estimates

Goodwill- Mining Rights, page F-13

2. According to your disclosures, you acquired the rights to mine various mineral sands tenements, held in the South West territory of
Western Australia, through the acquisition of Metal Sands Inc. Therefore, in substance, this transaction may represent the purchase of an asset (i.e., mineral rights) instead of the acquisition of a business. As such, please support your approach with specific accounting guidance or revise your financial statements. For guidance, refer to paragraph 6 of EITF 98-3.

Note 8- Acquisition of Metal Sands Limited, page F-21

3. On page 3, you state that you issued 33,000,000 shares valued at
$.04 per share. Supplementally tell us how you determined this value per share in light of the fact that there was no trading of your stock in 2003 or 2004 (as discussed on page 9) and that the trading price of the stock was nil per share on December 30, 2004 (as stated on page 15.)

4. Even if the Metal Sands transaction constituted a business combination, the lack of a quoted market price for your stock suggests that it may be appropriate to value this transaction at the fair value of the net assets acquired.  Please refer to paragraph
23
of SFAS 141 and revise your financial statements, as appropriate.

5. Further, even if the Metal Sands transaction constituted a business combination, it appears that most, if not all, of the purchase price would be allocated to the contractual or other legal rights to mine various mineral sands tenements held in the South West of Western Australia. This intangible asset should be recognized as an asset apart from goodwill. See paragraph 39 of SFAS 141. Also, see paragraph 11 of SFAS 142 for guidance in determining the useful life of an intangible asset.

      As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be also be submitted in electronic form, under the label
"corresp" with a copy to the staff.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Juan Migone at (202) 551-3312 or undersigned at
(202) 551-3211 if you have questions regarding comments on the financial statements and related matters.



      Sincerely,



      David R. Humphrey
      Branch Chief-Accountant

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Alan Doyle, President and Director
American Southwest Holdings, Inc.
August 16, 2005
Page 3